This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

                                  Subject Company: ST Assembly Test Services Ltd
                                               Commission File Number: 000-29103
                                                         Date: February 10, 2004


The following are forms of letters sent to customers of ST Assembly Test Services Ltd.


                              STRICTLY CONFIDENTIAL


LETTER TO CUSTOMERS OF STATS ONLY

Dear Customer [insert name of customer],

As you might have heard from the news on February 10th, STATS and ChipPac, two of the world's leading semiconductor test and assembly players, announced that they will merge. As a valued customer of STATS, we will like to give you more details of the merger, as well as to reassure you that the transaction will have no impact on our ongoing commitments to you.

ChipPac is one of the largest independent suppliers of high-end packaging design, assembly and test solutions. They are a market leader in advanced packaging services such as flip-chip, chip-scale and stacked die packages. Headquartered in Fremont, California, ChipPac has more than 5,500 employees worldwide, and has established manufacturing presence in Korea, China, Malaysia and the United States. ChipPac has led the industry with many innovations, including the thinnest four-chip stacked die CSP product, as well as being the first to market with six stacked die packaging.

The merger of STATS and ChipPac will create one of the world's leading semiconductor assembly and test player with more than US$1 Billion in revenue, and the largest player in mixed signal testing, advanced stacked-die packaging and system-in-package. The new company will have a global manufacturing footprint spanning Korea, China, Taiwan, Malaysia, Singapore and the United States. We will have the scale structure and financial position to invest in our customers' future growth and compete aggressively in this industry. With the highest proportion of advanced technology in our product portfolio, global capability to provide fully-integrated one-stop service, and leading R&D combining STATS testing skills and ChipPac packaging excellence, you as a customer can expect more innovative and leading edge products and services coming from us in the future, as well as more comprehensive turn-key solutions. In addition, our combined global sales and manufacturing presence and flexibility will provide you exposure to the fastest growing markets and allow us to provide you with total supply chain solutions.

Because we value you as a customer of STATS, the smooth operations of your business is our top priority. All plants will continue to operate as normal, ensuring that there will be no disruptions to our ongoing commitment to you. We will also ensure that all existing service and quality levels are maintained during the integration, and that we will honor all our existing contracts with you. Business will continue in the immediate term with no changes to service, support and account relationships. Your existing STATS account and service manager [insert account manager name here] will continue to support you during this period.

The merger of STATS and ChipPac will create a stronger company with the capability to invest in and support your growth. We value our existing relationship, and hope that you will continue to support us. We will continue to update you as the merger progresses. If you have any questions or queries, please do not hesitate to get in touch with [insert account manager name here], or myself.



Yours sincerely,





VP, Sales or Sales Director

                             STRICTLY CONFIDENTIAL


DISCLAIMER

This letter contains forward-looking statements including statements concerning the proposed merger involving STATS and ChipPAC, the expected financial performance of STATS and ChipPAC, as well as the strategic and operational plans of STATS and ChipPAC. Actual events or results may differ materially from those described in this memo due to a number of risks and uncertainties including, among others, the possibility that the transaction will not close or that the closing may be delayed; the ability of STATS and ChipPAC to successfully integrate their operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for the products of STATS and ChipPAC; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect the business and financial results of STATS or ChipPAC is included in each of their filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's website at www.sec.gov. Neither STATS nor ChipPAC undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this letter.

In connection with their proposed merger, STATS and ChipPAC will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by STATS and ChipPAC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained for free from STATS by contacting STATS Investor Relations in the United States at telephone
(408) 586-0608 or email daviesd@statsus.com, or in Singapore at telephone (65) 6824-7705 or email angelaine@stats.st.com.sg, and from ChipPAC by contacting ChipPAC Investor Relations at telephone (510) 979-8220 or email ir@chippac.com.

STATS, ChipPAC and certain of each of their executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC's stockholders in connection with the proposed merger. Certain of such individuals may have interests in the proposed merger, including as a result of holding options or shares of ChipPAC common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such persons involved in the solicitation by reading the proxy statement/prospectus when it becomes available.

                              STRICTLY CONFIDENTIAL

LETTER TO CUSTOMERS OF BOTH STATS AND CHIPPAC

Dear Customer [insert name of customer],

As you might have heard from the news on February 10th, STATS and ChipPac, two of the world's leading semiconductor test and assembly players, announced that they will merge. As a valued customer of [STATS/ChipPac], we will like to give you more details of the merger, as well as to reassure you that the transaction will have no impact on our ongoing commitments to you.

The merger of STATS and ChipPac will create one of the world's leading semiconductor assembly and test player with more than US$1 Billion in revenue, and the largest player in mixed signal testing, advanced stacked-die packaging and system-in-package. The new company will have a global manufacturing footprint spanning Korea, China, Taiwan, Malaysia, Singapore and the United States. We will have the scale structure and financial position to invest in our customers' future growth and compete aggressively in this industry. With the highest proportion of advanced technology in our product portfolio, global capability to provide fully-integrated one-stop service, and leading R&D combining STATS testing skills and ChipPac packaging excellence, you as a customer can expect more innovative and leading edge products and services coming from us in the future, as well as more comprehensive turn-key solutions. In addition, our combined global sales and manufacturing presence and flexibility will provide you exposure to the fastest growing markets and allow us to provide you with total supply chain solutions.

Because we value you as a customer of [STATS/ChipPac], the smooth operations of your business is our top priority. All plants will continue to operate as normal, ensuring that there will be no disruptions to our ongoing commitment to you. We will also ensure that all existing service and quality levels are maintained during the integration, and that we will honor all our existing contracts with you. Business will continue in the immediate term with no changes to service, support and account relationships. Your existing [STATS/ChipPAC] account and service manager [insert STATS or ChipPac account manager name here] will continue to support you during this period.

If you are currently also a customer of [ChipPac/STATS], you will still be served by [ChipPac/STATS] for their products and services for the time being. After the merger has been legally completed, which we expect to take place within the next 3 to 4 months, we will provide a single point of contact for all your ChipPac and STATS products and services. We will communicate the single point of contact to you as soon as possible, and will work with you to ensure that the transition is smooth and to your satisfaction.

The merger of STATS and ChipPac will create a stronger company with the capability to invest in and support your growth. We value our existing relationship, and hope that you will continue to support us. We will continue to update you as the merger progresses. If you have any questions or queries, please do not hesitate to get in touch with [insert account manager name here], or myself.



Yours sincerely,







VP, Sales or Sales Director



DISCLAIMER

This letter contains forward-looking statements including statements concerning the proposed merger involving STATS and ChipPAC, the expected financial performance of STATS and ChipPAC, as well as the strategic and operational plans of STATS and ChipPAC. Actual events or results may differ materially from those described in this memo due to a number of risks and uncertainties including, among others, the possibility that the transaction will not close or that the closing may be delayed; the ability of STATS and ChipPAC to successfully integrate their operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for the products of STATS and ChipPAC; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect the business and financial results of STATS or ChipPAC is included in each of their filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's website at www.sec.gov. Neither STATS nor ChipPAC undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this letter.

In connection with their proposed merger, STATS and ChipPAC will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by STATS and ChipPAC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained for free from STATS by contacting STATS Investor Relations in the United States at telephone
(408) 586-0608 or email daviesd@statsus.com, or in Singapore at telephone (65) 6824-7705 or email angelaine@stats.st.com.sg, and from ChipPAC by contacting ChipPAC Investor Relations at telephone (510) 979-8220 or email ir@chippac.com.

STATS, ChipPAC and certain of each of their executive officers and directors may be deemed to be participants in the solicitation of proxies of ChipPAC's stockholders in connection with the proposed merger. Certain of such individuals may have interests in the proposed merger, including as a result of holding options or shares of ChipPAC common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such persons involved in the solicitation by reading the proxy statement/prospectus when it becomes available.